                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                   FORM 11-K
                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

                [  ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM __________________ TO __________________

                        COMMISSION FILE NUMBER 33-42194


                        POOL COMPANY 401(K) SAVINGS PLAN

        (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW)


                            POOL ENERGY SERVICES CO.
                             10375 RICHMOND AVENUE
                             HOUSTON, TEXAS  77042

        (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES)

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
     Pool Company 401(k) Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Pool Company 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1996, (2) reportable transactions for the year ended December 31, 1996 and (3) loans or fixed income obligations for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP

Houston, Texas

May 7, 1997

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                      FUNDS
                                             ---------------------------------------------------------
                                                                                                NEW
                                               STABLE       NEW       EQUITY     CAPITAL     AMERICA
                                               VALUE      INCOME      INCOME   APPRECIATION   GROWTH

ASSETS:
   Receivables:
      Employer contributions                 $      667   $    266  $      550  $      351  $      610
      Employee contributions                     22,819      5,716      23,850      11,652      22,969
                                             ----------   --------  ----------  ----------  ----------

                   Total                         23,486      5,982      24,400      12,003      23,579
                                             ----------   --------  ----------  ----------  ----------
   Investments (at fair value):
      T. Rowe Price mutual funds              4,624,066    911,150   5,075,375   2,313,762   4,085,982
      Pool Energy Services Co. common stock
      Participant loans
                                             ----------   --------  ----------  ----------  ----------

                   Total                      4,624,066    911,150   5,075,375   2,313,762   4,085,982
                                             ----------   --------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS            $4,647,552   $917,132  $5,099,775  $2,325,765  $4,109,561
                                             ==========   ========  ==========  ==========  ==========

                                                            FUNDS
                                             ----------------------------------
                                              PRIME    POOL ENERGY
                                             RESERVE   SERVICES CO. PARTICIPANT
                                              FUND     COMMON STOCK    LOANS       TOTAL
ASSETS:
   Receivables:
      Employer contributions                            $      257              $     2,701
      Employee contributions                                 5,110                   92,116
                                             --------   ----------    --------  -----------

                   Total                                     5,367                   94,817
                                             --------   ----------    --------  -----------
   Investments (at fair value):
      T. Rowe Price mutual funds             $626,457                            17,636,792
      Pool Energy Services Co. common stock              1,322,822                1,322,822
      Participant loans                                               $264,114      264,114
                                             --------   ----------    --------  -----------

                   Total                      626,457    1,322,822     264,114   19,223,728
                                             --------   ----------    --------  -----------

NET ASSETS AVAILABLE FOR BENEFITS            $626,457   $1,328,189    $264,114  $19,318,545
                                             ========   ==========    ========  ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                      FUNDS
                                             ---------------------------------------------------------
                                                                                                NEW
                                               STABLE       NEW       EQUITY     CAPITAL     AMERICA
                                               VALUE      INCOME      INCOME   APPRECIATION   GROWTH

ASSETS:
   Receivables:
      Employer contributions                 $    1,309   $    244  $      577  $      320  $      559
      Employee contributions                     20,656      4,933      20,484      10,354      17,926
                                             ----------   --------  ----------  ----------  ----------

                   Total                         21,965      5,177      21,061      10,674      18,485
                                             ----------   --------  ----------  ----------  ----------

   Investments (at fair value):
      T. Rowe Price mutual funds              4,688,799    962,952   3,612,862   1,840,558   2,853,293
      Pool Energy Services Co. common stock
      Participant loans
                                             ----------   --------  ----------  ----------  ----------
                   Total                      4,688,799    962,952   3,612,862   1,840,558   2,853,293
                                             ----------   --------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS            $4,710,764   $968,129  $3,633,923  $1,851,232  $2,871,778
                                             ==========   ========  ==========  ==========  ==========

                                                            FUNDS
                                             ----------------------------------
                                              PRIME    POOL ENERGY
                                             RESERVE   SERVICES CO. PARTICIPANT
                                              FUND     COMMON STOCK    LOANS       TOTAL

ASSETS:
   Receivables:
      Employer contributions                            $      237              $     3,246
      Employee contributions                                 4,158                   78,511
                                             --------   ----------    --------  -----------

                   Total                                     4,395                   81,757
                                             --------   ----------    --------  -----------

   Investments (at fair value):
      T. Rowe Price mutual funds             $865,370                            14,823,834
      Pool Energy Services Co. common stock                576,878                  576,878
      Participant loans                                               $506,815      506,815
                                             --------   ----------    --------  -----------

                   Total                      865,370      576,878     506,815   15,907,527
                                             --------   ----------    --------  -----------

NET ASSETS AVAILABLE FOR BENEFITS            $865,370   $  581,273    $506,815  $15,989,284
                                             ========   ==========    ========  ===========

See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                      FUNDS
                                             ---------------------------------------------------------
                                                                                                NEW
                                               STABLE       NEW       EQUITY     CAPITAL     AMERICA
                                               VALUE      INCOME      INCOME   APPRECIATION   GROWTH


ADDITIONS:
   Employer contributions                    $   71,411   $ 20,035  $   63,138  $   34,452  $   60,207
   Employee contributions                       519,647    195,464     613,223     333,731     588,922
   Dividends and interest                       288,928     55,934     315,725     216,546     344,410
   Net appreciation (depreciation) of
    investments (Note 3)                                   (38,238)    481,759      98,419     290,851
                                             ----------   --------  ----------  ----------  ----------

                Total                           879,986    233,195   1,473,845     683,148   1,284,390

DEDUCTIONS -
   Employee benefit payments, withdrawals
    and other                                  (672,664)   (68,774)   (316,032)   (166,681)   (306,671)

INTERFUND TRANSFERS                            (270,534)  (215,418)    308,039     (41,934)    260,064
                                             ----------   --------  ----------  ----------  ----------

INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                       (63,212)   (50,997)  1,465,852     474,533   1,237,783

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                          4,710,764    968,129   3,633,923   1,851,232   2,871,778
                                             ----------   --------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                               $4,647,552   $917,132  $5,099,775  $2,325,765  $4,109,561
                                             ==========   ========  ==========  ==========  ==========
                                                            FUNDS
                                             ----------------------------------
                                              PRIME    POOL ENERGY
                                             RESERVE   SERVICES CO. PARTICIPANT
                                              FUND     COMMON STOCK    LOANS       TOTAL

ADDITIONS:
   Employer contributions                                $  17,392              $   266,635
   Employee contributions                                  134,187                2,385,174
   Dividends and interest                    $ 34,928          434                1,256,905
   Net appreciation (depreciation) of
    investments (Note 3)                       (3,159)     464,016                1,293,648
                                             --------   ----------    --------  -----------

                Total                          31,769      616,029                5,202,362

DEDUCTIONS -
   Employee benefit payments, withdrawals
    and other                                (173,450)     (88,038)   ($80,791)  (1,873,101)

INTERFUND TRANSFERS                           (97,232)     218,925    (161,910)
                                             --------   ----------    --------  -----------

INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                    (238,913)     746,916    (242,701)   3,329,261

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                          865,370      581,273     506,815   15,989,284
                                             --------   ----------    --------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                               $626,457   $1,328,189    $264,114  $19,318,545
                                             ========   ==========    ========  ===========



See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                         FUNDS
                                                ---------------------------------------------------------
                                                                                                   NEW
                                                  STABLE       NEW       EQUITY     CAPITAL     AMERICA
                                                  VALUE      INCOME      INCOME   APPRECIATION   GROWTH


ADDITIONS:
   Employer contributions                    $   66,362   $ 18,240     $55,751     $30,049     $48,365
   Employee contributions                       457,084    151,383     507,001     283,757     449,966
   Rollovers, including mergers and transfers 3,065,638    410,886   1,687,255     890,601   1,168,603
   Dividends and interest                       142,618     35,505     165,344     148,096     142,362
   Net appreciation of investments (Note 3)           0     48,158     359,153      28,037     326,224
                                             ----------   --------  ----------  ----------  ----------

                Total                         3,731,702    664,172   2,774,504   1,380,540   2,135,520

DEDUCTIONS -
   Employee benefit payments and withdrawals
      and other                                (148,523)   (42,804)    (90,241)    (40,564)   (108,096)

INTERFUND TRANSFERS                             357,789     55,484     (38,295)    (43,709)     25,531
                                             ----------   --------  ----------  ----------  ----------

INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                   3,940,968    676,852   2,645,968   1,296,267   2,052,955

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                            769,796    291,277     987,955     554,965     818,823
                                             ----------   --------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $ 4,710,764   $968,129  $3,633,923  $1,851,232  $2,871,778
                                            ===========   ========  ==========  ==========  ==========

                                                               FUNDS
                                                ----------------------------------
                                                 PRIME    POOL ENERGY
                                                RESERVE   SERVICES CO. PARTICIPANT
                                                 FUND     COMMON STOCK    LOANS       TOTAL
ADDITIONS:
   Employer contributions                                 $   14,978              $   233,745
   Employee contributions                                    117,734                1,966,925
   Rollovers, including mergers and transfer $1,725,690      183,942    $606,633    9,739,248
   Dividends and interest                        24,342        1,967                  660,234
   Net appreciation of investments (Note 3)                  104,624                  866,196
                                             ----------   ----------    --------  -----------

                Total                         1,750,032      423,245     606,633   13,466,348

DEDUCTIONS -
   Employee benefit payments and withdrawals
      and other                                (664,566)     (37,901)              (1,132,695)

INTERFUND TRANSFERS                            (220,096)     (36,886)    (99,818)
                                             ----------   ----------    --------  -----------

INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                     865,370      348,458     506,815   12,333,653

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                         232,815                3,655,631
                                             ----------   ----------    --------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                               $  865,370   $  581,273    $506,815  $15,989,284
                                             ==========   ==========    ========  ===========



See notes to financial statements.

POOL COMPANY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     GENERAL - The Pool Company 401(k) Savings Plan (the "Plan") is a defined contribution plan, intended to qualify under Sections 401(a), 401(k), 401(m) and 501(a) of the Internal Revenue Code (the "Code"), which is maintained for eligible employees of Pool Company and its participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The effective date of the Plan was January 1, 1991.

     During 1995, the Plan was amended to include as eligible employers certain entities that had been acquired by the Company in 1994 and 1995. Certain benefit plans maintained by these entities were terminated or merged into the Plan, and eligible participants in the prior plans became immediately eligible to participate in the Plan. Eligible assets of the terminated plan were distributed to the participants, rolled into the Plan or rolled into other qualified plans depending on the participants' direction. All other assets of the merged or terminated plans were merged or transferred into the Plan. The Plan was further amended to accept existing participant loans, subject to their originating terms, transferred in from a new eligible employer. No new loans are available to any participants of the Plan.

     THE TRUST - The Pool Company 401(k) Savings Plan Trust (the "Trust") was established effective January 1, 1991, to hold and invest the contributions made by the Company and participants under the Plan. T. Rowe Price Trust Company (the "Trustee") manages the trust and maintains individual accounts for each participant.

     PARTICIPANT LOANS - During 1995, the Plan was amended to accept existing participant loans, subject to their originating terms, transferred in from an acquired employer. No new loans are available to any participants of the Plan. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 9 percent to 11 percent. Principal and interest are paid ratably through monthly payroll deductions.

     ALLOCATION OF INVESTMENT INCOME - The net earnings or loss of each fund within the Trust, including capital gains or losses whether or not realized, are allocated to individual participant accounts in that fund based on the ratio that the value of each participant's account bears to the value of all accounts in that fund as of the valuation date.

     ELIGIBILITY - All full-time and part-time employees of the Company not covered by a collective bargaining agreement who have attained age 21 and completed one year of service are eligible to participate in the Plan.

     CONTRIBUTIONS - Employees may contribute, on a pretax basis, an amount up to 12% of their annual compensation, subject to limitations set forth in the Plan. Employee contributions (and the related employer matching contribution) are directed to the various available investment options by the employee and may be changed at any time at the employee's request. The Company is currently matching 25% of the first $1,000 of each employee's annual contribution. Company contributions are voluntary and may be terminated or amended at any time.

     VESTING - Participants are 100% vested in the balance resulting from their employee contributions and resultant net earnings or loss. Vesting in the employer matching contribution account is based on a participant's total years of service as follows:

                      YEARS OF SERVICE       VESTING PERCENTAGE
                             1                       0
                             2                      25
                             3                      50
                             4                      75
                         5 or more                 100

     WITHDRAWALS - Withdrawals prior to age 65 are allowed only at the termination of employment or on a hardship basis subject to Internal Revenue Service regulations.

     FORFEITURES - At December 31, 1996, unallocated forfeitures of $1,188 were held in various funds and are available to reduce future employer contributions.

     TERMINATION OF THE PLAN - The Company may discontinue contributions or amend or terminate the Plan at any time. If the Plan is terminated, participants will become fully vested in Company contributions and resultant net earnings or loss and distributions will be made to participants and beneficiaries in proportion to their account balances after payment of expenses properly chargeable to the Trust.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investments are stated at fair value as determined by reference to published market quotations.

3.   NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

     Net appreciation (depreciation) of investments consisted of the following:

                                                                  1996       1995
Proceeds from sale of Pool Energy Services Co. common stock   $  495,965   $126,257
Cost based on current value                                      390,433    107,949
                                                              ----------   --------

Realized gain on sale of investments                             105,532     18,308

Unrealized appreciation (depreciation) of Pool Energy
   Services Co. common stock                                     358,484     86,316

Net investment gain (loss) from registered investment
   companies (T. Rowe Price)                                     829,632    761,572
                                                              ----------   --------
Total                                                         $1,293,648   $866,196
                                                              ==========   ========

4.   FEDERAL INCOME TAXES

     The Company has obtained a favorable determination letter from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Code. Accordingly, earnings of the Plan are exempt from federal income taxes, and employees' contributions to the Plan are a reduction of their income for federal income tax purposes, subject to applicable limitations. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   ADMINISTRATIVE EXPENSES

     The Company may pay all expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but it shall not be obligated to do so. Any such expenses not paid by the Company shall be paid from the trust fund. The Company incurred administrative expenses of $49,053 and $31,004 in 1996 and 1995, respectively.

6.   PARTIES-IN-INTEREST

     Both the Company and the Trustee are parties-in-interest to the Plan as defined in Section 406 of ERISA.

                                     ******

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                            NUMBER OF       ORIGINAL        FAIR
          DESCRIPTION OF ASSET             SHARES/UNITS       COST         VALUE
T. Rowe Price:*
   Stable Value Fund                         4,618,720      $4,624,066    $4,624,066
   New Income Mutual Fund                      102,492         917,950       911,150
   Equity Income Mutual Fund                   225,172       4,345,775     5,075,375
   Capital Appreciation Mutual Fund            159,901       2,220,921     2,313,762
   New America Growth Mutual Fund              106,489       3,591,488     4,085,982
   Prime Reserve Fund                          626,457         626,457       626,457
Pool Energy Services Co. Common Stock*          86,037         825,568     1,322,822
Participant Loans                                              264,114       264,114
                                                           -----------   -----------
TOTAL                                                      $17,416,339   $19,223,728
                                                           ===========   ===========


*Party-in-interest

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                PURCHASES                              SALES
                                          ---------------------      ---------------------------------------------
                                            NUMBER                     NUMBER
                                          OF SHARES      COST        OF SHARES    PROCEEDS     ORIGINAL      GAIN
                                           OR UNITS     (1) (2)       OR UNITS     (1) (3)       COST       (LOSS)

I.  SINGLE TRANSACTION

    NONE

II. SERIES OF TRANSACTIONS IN THE
      SAME SECURITY

    T. Rowe Price*:
       Stable Value Fund                   1,454,561   $1,454,561    1,524,640   $1,524,640   $1,524,640
       Equity Income Mutual Fund              81,260    1,770,164       35,485      789,411      739,978     49,433
       Capital Appreciation Mutual Fund       52,129      762,145       26,871      387,360      368,964     18,396
       New America Growth Mutual Fund         48,410    1,877,491       23,655      935,654      842,993     92,661
    Pool Energy Services Co. Common Stock*    61,934      777,893       36,622      495,965      390,433    105,532

The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Annual Report of the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1996 was used to determine those transactions requiring disclosure.

(1) These amounts were equal to the current value of the assets on the transaction date.
(2) Cost of purchases includes expenses incurred on transactions
    (e.g., commissions and transfer fees).
(3) Proceeds are net of expenses incurred on transactions.


*Party-in-interest

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27b - SUPPLEMENTAL SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                AMOUNT RECEIVED
                   ORIGINAL       DURING YEAR                                                AMOUNT OVERDUE
                    AMOUNT    -------------------   UNPAID BALANCE AT      DESCRIPTION     -------------------
    OBLIGOR        OF LOAN    PRINCIPAL  INTEREST   DECEMBER 31, 1996        OF LOAN       PRINCIPAL  INTEREST
David H. Keeter     $ 8,271                            $    634         Participant loans  $  634     $   11
David H. Keeter      25,000                              20,923         Participant loans   4,494      1,833
Kelly Lovelace        3,000                               2,192         Participant loans     625        121
Tommy S. Jeffers      1,500       $86       $49           1,242         Participant loans     172         84
Ricky C. French       3,450       240        29             830         Participant loans     566         38
Michael W. Dean      10,000       454       239           8,200         Participant loans   1,299        583

                                    EXHIBITS




ITEM                                                                   PAGE
----                                                                   ----
23.1   WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 26, 1996     14




                                   SIGNATURES

       THE PLAN.     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE
ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                   POOL COMPANY 401(K) SAVINGS PLAN (NAME OF
                                   PLAN)


DATE:  JUNE 26, 1997               BY:     B. G. GORDON
                                      ------------------------------------------
                                           B. G. GORDON
                                           CONTROLLER FOR
                                           POOL COMPANY, PLAN ADMINISTRATOR

                              INDEX TO EXHIBITS



EXHIBIT
  NO.                       DESCRIPTION                                PAGE
-------                     -----------                                ----

23.1   WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 26, 1996     14